OUR TOWN. YOUR TEAM.

WHAT IS A SPORTS TEAM ANYWAY?

IT'S PART OF THE FABRIC. PART OF WHAT MAKES US, 'US.' IT'S WHERE WE COME TOGETHER TO CELEBRATE THE BEST OF WHO WE ARE. IT'S HOW WE TELL OUR OWN STORY - AND NOT HOW OTHERS DEFINE US. IT'S JOBS, OPPORTUNITY, A STAGE, A DREAM. IT'S HOW WE PLANT OUR ROOTS, AND NOURISH OUR SOUL.

MORE THAN ANYTHING, IT'S LOVE.

THIS STARTED WITH A PROMISE TO THE COMMUNITY - AND WE MEANT WHAT WE SAID. IT HASN'T BEEN EASY, BUT WE'RE HERE FOR THE CHALLENGE. BECAUSE YOU DESERVE THIS.

THIS WAS BUILT FOR YOU, AND FOR EVERYONE WHO FEELS THE SAME.

SO WHY SHOULDN'T YOU OWN IT?

—OAKLAND ROOTS AND SOUL SPORTS CLUB